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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [X]                  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [ ]                        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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

The following information was filed by CEZ, a. s. with the Prague Stock Exchange as required by its rules and regulations:

CEZ GROUP BRIEF REPORT FOR 1ST QUARTER 2006
NON-AUDITED, CONSOLIDATED RESULTS
IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

HIGHLIGHTS

o    Net income grew CZK 2.9 billion (39.4%).
o    EBITDA was up CZK 4.2 billion (26.0%).
o    Agreement on purchase of Polish ELCHO and Skawina power plants signed.
o    Agreement on purchase of Varna power station in Bulgaria signed.
o    CEZ Group generation up 4.0%.
o Completed process of settling acquisition of Romania-based distribution company Electrica Oltenia, submitted final improved bid for second round of tender for Electrica Muntenia Sud.

Prague, 18 May 2006

KEY FIGURES

                                                           As of March 31, or    As of March 31, or
                                                           three months ended    three months ended      Index
                                               Units         March 31, 2006       March 31, 2005         06/05
----------------------------------------   ------------   -------------------   --------------------   ---------

Generation of electricity (gross)                   TWh                  16.8                   16.1      104.0%
Sales of electricity                                TWh                  22.2                   19.6      113.1%
Sales of heat                                        TJ                 4,602                  4,179      110.1%

Operating revenues                         CZK millions                41,547                 33,019      125.8%
Operating expenses (less depr. + amort.)   CZK millions                21,149                 16,830      125.7%
 of which e.g.: CO2 emission permits       CZK millions                  -615                      0           x
EBITDA                                     CZK millions                20,398                 16,189      126.0%
of which: power production and trading     CZK millions                12,876                 10,403      123.8%
          distribution and sale            CZK millions                 5,688                  4,310      132.0%
          mining                           CZK millions                 1,218                  1,060      114.9%
          other                            CZK millions                   616                    416      148.1%
EBIT                                       CZK millions                14,816                 11,127      133.2%
Net income                                 CZK millions                10,371                  7,438      139.4%

Return on Invested Capital (ROIC)                     %                   4.1                    3.0      136.5%
Return on Equity (ROE), net                           %                   5.5                    4.1      135.5%
Price/earnings ration (P/E)                           1                  19.7                   15.9      123.5%
EBIT margin                                           %                  35.7                   33.7      105.8%
EBITDA margin                                         %                  49.1                   49.0      100.1%
Total indebtedness, provisions excluded               %                  26.6                   27.1       98.2%
Long-term indebtedness                                %                  13.3                   16.4       80.7%
Capital expenditure (CAPEX)                CZK millions                -4,296                 -2,889      148.7%
Investments                                CZK millions                   -35                 -1,287        2.7%
Operating cash flow                        CZK millions                12,439                  7,980      155.9%
Employee head count                             persons                29,817                 27,546      108.2%

REVENUES, EXPENSES, INCOME

CEZ Group net income grew 39.4%, due in particular to a higher margin on electricity generation and trading. The year-on-year growth in income was driven in part by improved performance of our distribution companies in Bulgaria and income posted by Electrica Oltenia, which was not CEZ Group member company in Q1 2005.

CASH FLOWS

Net cash flows from operating activities were up CZK 4.5 billion (55.9%). Cash used in investing activities grew CZK 2.8 billion (121.0%) as additions to property, plant and equipment and other noncurrent assets increased by CZK 1.4 billion and the change in decommissioning and other restricted funds rose by CZK
1.3 billion in
conjunction with preparations for the squeeze out of shares of Severoceske doly. Lower proceeds from disposal of subsidiaries & associates and sales of fixed assets were offset by a year-on-year drop in M&A expenditures. The year-on-year improvement in cash flows from financing activities was due to increased proceeds and lower payments of borrowings and lower expenditures for acquisition of treasury shares.

CAPITAL EXPENDITURES

In February 2006, a business plan was approved for the retrofit of Prunerov II Power Station (4 x 200 MW), which will follow immediately after completion of the retrofit of Tusimice II Power Station (which has the same capacity). The business plans for construction of new 660 MW units in Pocerady and Ledvice are expected to be approved in May.

POWER PRODUCTION AND TRADING


                 Power Production and trading                   TWh            Power Production
                                Q1 2006  Q1 2005                              Q1 2006     Q1 2005
                 -------------------------------    ----------------------    ------      -------
Total revenues       CZK m       24,754   18,401    Electricity generation      16.8       16.1
EBITDA               CZK m       12,876   10,403    of which nuclear             7.1        7.5
EBIT                 CZK m        9,431    7,007          coal                   9.2        8.8
Employee Head count  persons      7,151    7,362         hydro + other           0.5        0.6

Electricity generation was up 4% in Q1 2006, year-on-year. Higher generation in coal power plants covered a portion of higher domestic demand, as nuclear generation fell due to a planned outage of Unit No. 2 of Temelin Nuclear Power Station in January 2006.
CEZ Group installed capacity in Q1 2006 remained unchanged at 12,298 MW, 6,603 MW of which is in coal power plants and 3,760 MW is nuclear.

The most significant wholesale trading partners in the domestic market are the distribution companies E.ON and PRE, and traders; within CEZ Group the key partner is CEZ Prodej, s.r.o. Domestic wholesale sales were up CZK 3.1 TWh. The balance of foreign purchase and sale was flat due to emission permit arbitrage and, further, the critical situation in the Czech market, where low temperatures in January made it necessary to import electricity from abroad, despite all available domestic generating capacity being on-line.

In 2006, up to April 24, the price of emission permits grew steadily, in line with expectations, up to a high of over 30 EUR/ton. Subsequently, during one week at the end of April and the beginning of May, the price fell sharply on reports from EU Member States that permits were being saved, indicating a surplus of permits all over Europe. The lower price of emission permits resulted in a decline in electricity prices, and the year baseload price for 2007 in Germany is expected to fall to 50 EUR/MWh. Since the price of electricity has a direct impact on share prices of power utilities, these also declined (shares of CEZ, a. s. also went down).

DISTRIBUTION AND SALE

                                       Total                    Czech Republic                 Bulgaria             Romania
                                -------------------   --------------------------------   -------------------   ------------------
                                                                 of which
                                                                 CEZ
                                Q1 2006    Q1 2005    Q1 2006    Distribuce   Q1 2005    Q1 2006    Q1 2005    Q1 2006    Q1 2005
                                --------   --------   --------   ----------   --------   --------   --------   --------   -------

Total revenues         CZK m      27,893     20,744     21,237        8,791     17,248      3,758      3,496      2,898         x
EBITDA                 CZK m       5,688      4,310      4,309        3,123      3,701        852        609        527         x
EBIT                   CZK m       4,467      3,116      3,543        2,496      2,813        603        303        321         x
Electricity sales        TWh        13.9       10.6       10.3            x        8.2        2.5        2.4        1.1         x
of which outside         TWh        13.0       10.3        9.5            x        7.9        2.5        2.4        1.1         x
 CEZ Group
Distribution             TWh        18.4       15.6       12.1         12.1       12.6        3.0        3.0        3.2         x
 /incl. losses)
Employee head        persons      13,566     11,311      5,878        1,122      6,432      4,705      4,879      2,983         x
 count

As of 2006, the Czech final consumer electricity market is fully liberalized. Although households now have the right to choose their electricity supplier, fluctuation has so far been minimal. In Bulgaria and Romania, complete liberalization is to take place in mid-year 2007. In the Czech Republic, CEZ Group finished separating regulated distribution operations from other operations (unbundling). The operations of the five regional electricity distribution companies were integrated into CEZ Distribuce, CEZ Prodej and other process-based companies. In Bulgaria, unbundling is to be completed by the end of 2006, while in Romania it is to last a half year longer.

Net electricity demand in the Czech Republic grew 5.7% year-on-year, or 4.4% when adjusted to the long-term sliding average temperature. Wholesale consumption (including consumption by power producers) was up 6.5% and retail demand increased by 6.0% - here, the higher growth for households is related to the drop in the average temperature in the 1st quarter (by 2.2 (degree)C), compared to Q1 2005, and the related growth in demand for
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

electricity used for heating. Decrease of other consumption and electricity sold inside generation compounds had counteractive effect while lowering by 11.4%.

Prices on the spot market increased in reaction to the higher demand, and they reached German market levels - this, however, did not impact the prices for final consumers, since those are contracted on a yearly basis. Other factors contributing to the year-on-year revenue growth were higher sales margins and the inclusion of Romania-based Electrica Oltenia in the consolidated group starting in Q4 2005. CEZ Group electricity sales in Bulgaria rose by 113 GWh (4.8%), year-on-year.

MINING

                                         Mining               thousands of tons                Coal sales
                                   ---------------------    --------------------------   -----------------------
                                   Q1 2006      Q1 2005                                  Q1 2006      Q1 2005
                                   --------    ---------                                 ---------    ----------
                                                             Total coal sales                5,833        5,453
Total revenues          CZK m          2,361       1,985     of which CEZ                    4,258        4,236
EBITDA                  CZK m          1,218       1,060       plants above 50 MW              813          538
EBIT                    CZK m            990         822       coal export                      57           51
Employee head count    persons         3,549       3,650       other plants and traders        705          629

CEZ, a. s. RATINGS
Standard & Poor's: "BBB+" with positive outlook
Moody's: "A2" with stable outlook

OTHER INFORMATION

o In January 2006, CEZ, a. s. joined the Amsterdam-based ECX (European Climate Exchange), where it traded its first CO2 emission permits on January 12, 2006.
o On January 31, 2006, CEZ, a. s. signed an agreement on purchase of stakes in the power utilities Elektrociep(3)ownia Chorzow Sp. z.o.o. (89% stake) and Elektrownia Skawina S.A. (75% stake), both in Upper Silesia, Poland, which have an aggregate installed capacity of 810 MW.
o Based on a post-acquisition audit, CEZ, a. s. paid an additional amount of EUR 15.5 million for Electrica Oltenia S.A. in January 2006. This was the last payment under the privatization agreement, and corresponds to CEZ's share in the incremental growth in net assets. This brought the total amount paid by CEZ, a. s. for Electrica Oltenia to EUR 166.5 million.
o On March 14, 2006, our subsidiary CEZ Hungary Ltd. obtained a license to trade electricity in Hungary.
o On March 27, 2006, after receiving the prior consent of the erstwhile capital markets oversight body - the Securities Commission - the General Meeting of Severoceske doly a.s. approved the passage of shares to the principal shareholder, CEZ, a. s. (squeeze out)
o On April 14, 2006, CEZ, a. s. increased its stake in Severoceska energetika, a.s. to 96.14% and is currently preparing to buy out all remaining shares.
o Effective April 22, 2006, Zdenek Pasak, Chief Personnel Officer, became a member of the Board of Directors, replacing Alan Svoboda, who resigned from the Board.
o On April 27, 2006, CEZ, a. s. signed a CZK 20 billion contract with SKODA PRAHA Invest, s.r.o. for the retrofit of Tusimice II Power Station.
o On May 4, 2006, CEZ, a. s. and the Government of the Republic of Bulgaria signed an agreement on the purchase of the power plant in Varna. CEZ will pay EUR 206 million (approximately CZK 5.8 billion) for a 100% stake in the plant, invest another approximately EUR 100 million (approximately CZK 2.8 billion) in the plant's basic capital, and invest another EUR 40 million in power sector projects in Bulgaria. Varna Power Station's 1,260 MW (6 x 210
     MW) will increase the Group's overall installed capacity (hitherto in the Czech Republic and Poland) by approximately 10% and it will be CEZ Group's largest conventional power plant.
o On May 9, 2006, CEZ, a. s. submitted its final improved bid to purchase a majority stake in Romania based distribution company Electrica Muntenia Sud. A total of five companies submitted bids in the tender's second round. The winning company will acquire a 67.5% equity stake.
o At the CEZ, a. s. General Meeting to be held on May 23, 2006, the Board of Directors will propose a dividend of CZK 15 per share. The total amount intended for dividends is CZK 8.85 billion and the suggested pay-out ratio of 41% is in the range common for power utilities in Europe.

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
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a. s.
                                                  ------------------------------
                                                           (Registrant)

Date:  May 18, 2006

                                                  By: /s/ Libuse Latalova
                                                      --------------------------
                                                          Libuse Latalova
                                                  Head of Finance Administration